July 8, 2016

BY EDGAR

Securities and Exchange Commission

AD Office 11 – Telecommunications

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Courtney Lindsay, Staff Attorney

Re:	Mitel Networks Corporation – Withdrawal of Registration Statement on Form S-4
(Registration No. 333-211358)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mitel Networks Corporation (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-4 (File No. 333-211358) (the “Registration Statement”), as initially filed with the Commission on May 13, 2016 and as amended on June 10, 2016 and June 21, 2016, together with all exhibits thereto, with such request to be approved effective as of the date hereof. The Registration Statement was declared effective by the Commission on June 24, 2016, and no securities have been sold or issued thereunder.

The Registration Statement registered the Company’s common shares to be issued in connection with a proposed acquisition by the Company of Polycom, Inc. (“Polycom”), pursuant to that certain Agreement and Plan of Merger, dated as of April 15, 2016 and amended on June 10, 2016 (the “Merger Agreement”). On July 8, 2016, the Merger Agreement was terminated. Consequently, the Company will not issue any of its common shares pursuant to the Registration Statement. The Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel, Adam M. Givertz of Paul, Weiss, Rifkind, Wharton & Garrison LLP at 212-373-3224.

Very truly yours,

/s/ Greg Hiscock
Greg Hiscock Vice President, General Counsel & Corporate Secretary

cc: Adam M. Givertz, Paul, Weiss, Rifkind, Wharton & Garrison LLP